                                                    FILED BY ROADWAY CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                            SUBJECT COMPANY: ROADWAY CORPORATION
                                                  COMMISSION FILE NO.: 000-32821


     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "look forward to" and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this document regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally effect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717.

Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow's 2003 Annual Meeting of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway's 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Transcript of interview with Bill Zollars and James Staley, CEO of Roadway, on "World Financial Report" program broadcast by Bloomberg TV on July 8, 2003.

o Transcript of presentation with Bill Zollars and James Staley to investors and analysts on July 8, 2003, which is posted to Yellow's and Roadway's website.




                                      ****

[BLOOMBERG LOGO]


--------------------------------------------------------------------------------
PROGRAM:  WORLD FINANCIAL REPORT
STATION:  BLOOMBERG TV
AIR TIME: 3:00 PM
DATE:     JULY 8, 2003
LENGTH:   4:30
--------------------------------------------------------------------------------
KATHLEEN CAMPION, ANCHOR: One of the big stories today, Roadway shares are up as much as 50 percent after Yellow Corporation agreed to buy its larger rival for $966 million in cash and stock. Now for more on this story, Bloomberg's Suzie Assad is at the St. Regis Hotel here in New York City with Yellow Corporation CEO, William Zollars, and James Staley. He's the CEO at Roadway.

Suzie?

SUZIE ASSAD, REPORTER: Thank you very much, Kathleen. That's right. We've got the two gentlemen who are sitting here with us today.

And, Bill, we'd like to start off with you. You are going to be paying $48 a share for Roadway. That is a 60 percent premium. Why are you paying so much for a company that just about a month ago had to cut its forecast by about half?

WILLIAM ZOLLARS (CEO, YELLOW CORPORATION): Well, actually, we looked at the earnings forecast at Roadway. We thought Roadway was pretty undervalued in the market. If you go back just six weeks, they were at about a $40 a share price. So we think the $48 is a very good price for the company.

ASSAD: Some people are saying--some analysts are already coming out and saying that this was an act of desperation, that this is why there was such a premium. What do you say to that?

ZOLLARS: Well, actually, it's just the opposite. This is a situation where you've got two companies that are operating very well, turning in really solid earnings and it's a situation where we just think the combined companies can be more successful than the companies separately.

ASSAD: Jim, you're really not combining the companies. You really decided to run these two companies separately for the time being. Why did you decide to do that?

JAMES STALEY (CEO, ROADWAY): Well, we think that that's the way we can best serve the customer. We have great businesses in place as they are. We have excellent services that we provide to our customers. We don't want there to be any disruption.

This, combined, will be about a $6-billion transportation provider. We have distinct capabilities in the various markets and we want to preserve those capabilities.

ASSAD: The question though is what kind of economies of scale will you generate if the two companies are separate?

STALEY: Well, we do think that there are significant back-office savings that we can attain. There are purchasing activities that can take place that we think will drive down our combined cost. So there are significant behind-the-scenes savings that we envision.

ASSAD: Gentlemen, tomorrow you've got a really big meeting, and that is with the head of the Teamsters Union. You've got a combined 40,000 employees, 85 percent of which belong to the teamsters. What are you going to be telling them tomorrow? Clearly, they are worried about job cuts.

ZOLLARS: Well, we're going to tell them exactly what we've been saying today. And I had an earlier conversation today with Mr. Hoffa. We really want to talk about the fact that we are going to continue to invest and build both brands, that there should be very little impact on the frontline workforce, both sales force and the people in operations, and that we're really doing this not only to provide more shareholder value but to provide more benefits for customers and a more stable future for our employees.

ASSAD: So the 40,000 will continue at 40,000 in terms of head count, or will there be reduced numbers?

ZOLLARS: Well, they should continue just about at the same levels they are now, but really the goal here is to grow the company and grow the workforce over time by being more successful as we move forward.

ASSAD: Bill, last time you talked to us--it was about a month ago--and when we asked you about how things were going, you said you were just starting to see an incremental improvement in the business.

ZOLLARS: That's right.

ASSAD: How's it going now?

ZOLLARS: It's still about the same. We have seen a pickup in volume, primarily from our manufacturing customers. We've got about 70 percent of our customer base in manufacturing. We really believe that the weak dollar is starting to have an impact on them and that we see the beginning of a recovery there.

ASSAD: Jim, in terms of the names, are you planning on maintaining and keeping the two names, and for how long?

STALEY: Yes, and I'm very pleased about that. You'll continue to see Roadway trucks on the highway. The corporation will be Yellow Roadway Corporation. We'll maintain our identity. We'll continue to run the Roadway company, the Roadway trucks up and down the road. So I think our employees should feel very good about that.

ASSAD: How long has this been in the making? When did you two get together?

ZOLLARS: It's been going on now for about two months. I think one of the things that we concluded right at the beginning was that we wanted the Roadway management to be as excited about this opportunity as we were. And really, that's where the discussion started, is talking about the strategy and the fact that we thought we would be very well positioned competitively in this very competitive transportation industry by combining the companies. But it was about a two-month--two months ago that we started discussions.

ASSAD: All right. Well, we thank you for joining us today.

ZOLLARS: Our pleasure.

STALEY: Thank you.

ASSAD: Kathleen, we send it back over to you.

CAMPION:  All right, Suzie, thanks very much.

That's Suzie Assad talking with the boss at Yellow Corporation, Bill Zollars, and the boss at Roadway Corporation, James Staley.

                               BROAD STREET, INC.

                     "YELLOW ROADWAY ANALYST MEETING 7/8/03"

                                     TAPE #1

                                     STEVE:

Good afternoon. If I could ask people to-- to get settled in, please. We'll get started here in just a second.

Good afternoon and welcome to the Yellow Roadway analyst meeting and conference call. During our presentation we'll make certain forward looking statements regarding our outlook, regarding various matters in our plans for the transaction in the combined company. Our outlook o-- in these forward looking statements are subject to various risk factors. We will try to highlight these risk factors as we make these forward-looking statements.

However the format of the call prevents-- a more thorough discussion of these risk factors. For a full discussion of these risk factors, please

                                                                           PG. 2


refer to both Roadway Corporation and Yellow Corporation's annual report, 10K, 10Q, and in particular, the forward-looking disclosure in the news release announcing the transaction. Alright, today will be-- a brief presentation. We want to allow time for-- for Q&A.

And-- speaking today will be Bill Zollars, the chairman, CEO, and President of Yellow Corporation; and Jim Staley, President and CEO of Roadway Corporation. With that I'll turn it over to Bill Zollars. Thank you.

                                  BILL ZOLLARS:

Thanks, Steve. And welcome, to all of you. Appreciate you takin' some time to be with us this afternoon. I'm gonna run through some slides-- in about a 15 minute timeframe, and then-- Jim and I are gonna come up and-- well, Jim's gonna come up. We'll be happy to answer questions.

                                                                           PG. 3


And then at 5:15 I'm gonna have to leave, because I'm being-- beaten up by Kudlow & Kramer (PH) at 5:30. But I'll leave Jim here to do battle for as long as you're interested in asking questions. It's obvious we've got some work to do on the logo. Doesn't look quite right. So I think you'll see that, among other things, as we go forward.

This is the way the-- the new company will look. We do-- really think this is the right strategy with the right partner at the right time. I spent a lot of time-- talking about that on our conference call earlier today. The new company will be made up of Yellow Transportation, Roadway Express, New Penn, Reimer, and Meridian IQ as operating companies-- supported by the technology-- of both companies.

I'll just remind you that in-- in terms of Yellow strategy-- we started about six years ago focusing on-- developing a leader in global transportation services. And we think this is

                                                                           PG. 4


another excellent step in that direction. We are going to be focusing-- this acquisition on capitalizing strengths-- capitalizing on strengths, I should say-- and minimizing risk.

And that's a really good thing because even though there are tremendous opportunities here-- from a synergy standpoint and from a revenue generation standpoint, there's nothing we have to do right away to make this deal make sense. So we've got a very thoughtful approach in mind in order to capture the synergies on the cost side. And we're gonna continue to invest in and build both brands as we go forward. Why? Because those brands have a lot of equity. They've got lots of loyal customers associated with each brand, and we really don't want to jeopardize the brand equity and the customer loyalty we have there.

This really does strengthen our competitive position. We will now become the biggest US based company focused on big shipments. And it

                                                                           PG. 5


really puts us in a category that allows us to compete with anybody. We're gonna continue-- to develop new services across-- the new corporation. We're gonna continue to focus on growing premium services, both because they give us access to growth segments that are growing faster than our core business as well as because they allow us to improve our margins. And we're now gonna have a whole new group of customers that we can bring non-asset transportation management solutions to.

The benefits for the customer are really important. The first benefit is not much is gonna change. Their relationship with Yellow or with Roadway remains just as it is today. We think that's really important because we don't want to do anything to disrupt that relationship. They will continue to be supported by industry-leading technology. The scale of the new company gives us the opportunity to make more-- effective investments in technology across a much bigger

                                                                           PG. 6


base of customers. That's gonna be a-- a key to the future from a technology standpoint. We are gonna have a stable work environment for our employees. As we've said now several times, we're gonna operate these companies independently, which will mean very little impact on the frontline employees-- for either company.

We have taken advantage, we think, of-- the situation in the financial markets. Debt markets have never looked better. This is part of all the planets being in alignment to make this deal-- really attractive at this point in time.

And the last thing on this slide is really important. These two companies now can really take advantage of the operating leverage inherent-- in both companies as the economy recovers. But the real bottom line here is we believe that the companies will be more successful together than they would be separately. That we'll be able to provide better

                                                                           PG. 7


customer service, a broader portfolio of services, and build shareholder more quickly as a result of this acquisition.

You've all been through the highlights of-- the deal, but let me just repeat those-- $48 dollars a share. There's been some question about that. Frankly after-- looking at-- at the way the market has treated Roadway over the last-- six weeks or so-- we felt that they were being undervalued-- for a second quarter miss. We think that the long term earnings stream is very consistent with a $48 dollar share price.

It's gonna be 50/50 in terms of stock and cash. The exchange ratio .962. There is a 15 percent collar and a 33 percent walk away. We do expect to have accretion after 12 months. The accretion required-- I'm sorry, the synergy required to make this deal accretive is only $30 million bucks. Our most conservative approach in terms of synergy on the cost side generates $45

                                                                           PG. 8


million, so we should be able to make this accretive-- pretty easily. The longer term synergies-- approach $125 million even on the conservative case. And I wanna come back and give you a couple othe-- other examples of synergy later because there's just a tremendous opportunity here for synergy that we haven't spent a lot of time talking about in our more public discussions for obvious reasons.

We do have committed financing in place. The financing is b-- gonna be a combination of bank debt-- and bonds. And we're still trying to-- decipher what the best balance is between the two. We will end up with-- three of the current Roadway Corporation board members joining the Yellow board. Our board is small today at seven people: six outside directors and me. We will be adding-- Frank Doyle, John Fiedler, and Phil Meek from the Roadway board to our board. So we'll wind up with a 10 person board with non-- nine outside directors.

                                                                           PG. 9


Scale and capability is what this all about it. It does-- give us a six Billion dollar company that will be able to compete with anybody in the business. We are the biggest US based company, as I said, focused on big shipments. We will have about a six Billion dollar revenue stream, 'bout 48,000 employees. Obviously, very significant North American networks across both companies. And then very broad-- global business-- and non-asset based business as well.

We're gonna be expanding our market-- through the complimentary services that-- we do provide. I've already talked a little bit about that. We do have-- different strategies on Next Day. I just wanted to take a minute and talk about that, between the Roadway approach and-- and what Yellow has been-- thinking about doing. As you all know, Roadway acquired New Penn. That's a very good company. It's very successful operating in the northeast. But you should look

                                                                          PG. 10

for us buying any more regional companies at this point. We will continue-- to-- have the success of New Penn as part of the corporation-- but we will not expand that regional strategy.

On the Yellow side, we will continue with our plan to enter the next day market through the current Yellow network. And you'll hear more about that as-- we go through the year. Our global freight forwarding and customs brokerage service is gonna be significant with the combined company. Trade show business-- in other-- markets that we currently serve-- other specialty markets-- will also become obviously much larger in scale. (COUGHING. And then of course, we do have a whole new set of customers, as I said-- that can benefit from the management-- transportation management solutions at Meridian IQ.

Technology is a big part of the benefit here as well. We're able to spread that technology

                                                                          PG. 11


investment now over a six Billion dollar customer base as opposed to a three Billion dollar customer base. We continue to-- lead in providing-- state of the art customer service capabilities. This allows us to do even more of that. We can spread-- improvements in-- in service, the costs associated with those over a broad s-- a broader business base as well. As well as our e-commerce connectivity-- with our customers and our trading partners. technology teams. It's gonna allow us to be-- much more focused in our technology investment-- and do a much better job for our customers as a result of that.

This is a-- a quick pie chart of the way the business breaks down-- in the combined companies. We obviously have significant market presence. We are in all industry segments. Yellow has a little bit more of a-- of a-- concentration in manufacturing-- than Roadway. And that's-- a difference in the-- in the-- two profiles of the

                                                                          PG. 12


companies. But we do have very similar lengths of haul, very similar way for shipment. You wouldn't expect those to shift around-- too much.

The com-- combination here gives you 53 percent in the national category, about 28 percent in the-- in the more regional markets. 13 percent in specialized services today, and that's a very fast growing segment of both companies. And then-- a smaller truckload business, which also-- will-- will be growing.

This is an accretive transaction, as we've said, if we generate just $45 million in synergies. And we've got-- on this chart-- that $30 million is all it takes to be accretive. That's really a miniscule savings on a six Billion dollar base. And I wanna talk to you about a couple of examples of bigger synergies that are out there that we-- we really haven't talked about publicly-- because we've got lots of audiences-- in this particular deal. And these synergies are

                                                                          PG. 13


likely to be longer term in nature. In fact, they're not likely. They will be longer term in nature.

But just to whet you appetite a little bit-- between Roadway and Yellow, we spend about two Billion dollars on we call "line-haul," moving shipments between cities. There's really no requirement for branding in that kind of a situation. The pick-up and delivery function-- is really where the branding comes into play-- but the line-haul portion of the process really could be generic.

With the a two Billion dollar cost target there-- you don't have to let your mind wander too far about savings to generate just tremendous cost synergies. And that's one-- one-- example that just comes to mind. There are many others like that. There are some synergies on the revenue side, obviously, that we have not talked about, that are very significant.

                                                                          PG. 14


So I just want you to know that, y'know, even though we haven't talked a lot about bigger synergies than these numbers, we realize that on a six Billion dollar cost base, we oughta be able to get five to 10 percent or we probably have the wrong people leading these companies. We're aware of that. We're gonna find those synergies, and we're gonna go after those in a prudent manner.

The process for that is gonna be to put synergy teams in place in all kinds of different areas and have those synergy teams hunt those synergies out, put an implementation plan in place to get 'em, and then deliver those synergies. So even though you see $45 to $125 million here, what you should have in your mind is a much bigger number over a-- a longer term basis as we start to attack some of the bigger cost-- centers in the business and manage the revenue-- piece little bit better.

                                                                          PG. 15


This should be accretive in 12 months even with the synergies you see on this-- on this slide. We also-- are gonna be p-- in a position, we think, because of really strong cash flow, to pay down debt very quickly. This is a pro forma balance sheet, which shows that-- by the time we get to the end of 2004, our debt to EBITDA ratio should be under two. Our debt to capital ratio should be in the low 40s.

And I might also mention that between now and the end of the year when we expect this transaction to be completed, both companies are gonna be in the process of paying down debt. So the balance sheets are only gonna get stronger between now and the end of the year. And it gives us a new starting point-- for the balance sheets.

We also expect that our return on invested capital-- will be above the cost of capital within 12 months. So just in summary of-- of the

                                                                          PG. 16


combination here-- it's really taking two companies that are doing extremely well today, and putting them together in a way that's gonna allow us to grow the combination faster than we would be able to grow the companies individually. It also puts us in a completely different competitive from a long term strategy basis.

We think there are gonna be significant benefits for customers as we-- begin to invest in this new corporation, but at the beginning, what we're trying to focus on is lack of disruption-- for either our employees or for customers, to make sure that we don't put any c-- any customers at risk. We are gonna be looking at the synergies-- and leveraging the strengths of the two companies. We're looking at this from a best practice standpoint. Y'know, we are gonna eliminate backroom processes, but we're gonna take the company that does a particular process the best, and then close it down in the other company. So there will be-- processes that will

                                                                          PG. 17


be taken from Roadway and transplanted into Yellow. And we will have processes at Yellow to transplant into Roadway.

We've already talked enough about he cost synergies and-- and the additional synergies available is-- is really an understatement. And-- I think you can come to your own conclusion of what the-- what the potential might be there. And then new growth opportunities, again we're-- we're gonna be able to do more of that with a six Billion dollar base-- and a much larger set or customers-- than we would be able to do separately.

And then finally, the incremental margin. The operating leverage on these businesses, as you all know, is very significant. We haven't even begun to see the impact of that. We got a little taste of it when CF went out of business last year. I think everybody in this room liked that a lot. As the economy recovers, you're gonna see

                                                                          PG. 18


the same sort of incremental margins-- because of that operating leverage.

So in conclusion, we think it's the right strategy. We think we've got the right partner, and we think the timing is right. The right partner was really important here in the sense that-- we wanted to make sure right from the beginning that Jim and his team would be as excited about the potential here as we were. Because we felt the only way to really maximize the success of the joint company was to make sure that everybody was really pumped up about the future.

Fortunately-- for us Roadway has-- looked at this opportunity in exactly the same way we have. And-- I want Jim to come up now and-- and join me-- for the Q&A, and I wanna publicly thank Jim for, I think, doing a tremendous job of taking a long term view of this and-- really putting the future of the company and the employees at the--

                                                                          PG. 19


at the foreground of this decision. So, Jim, come on up. And we'll be happy to answer any questions. Yes.

                                    QUESTION:

Bill, just a question (NOISE) you keep referring to long term and long term, all these-- there are (UNINTEL) in 5 years, or is it, y'know, 2005? And then secondly, on your line-haul example, which obviously makes a lot of sense-- there's obviously more of those-- presumably that would mean less line-haul drivers. And presumably the Teamsters Union might want some say in that. So, could you help us out with long term, and then looking at the big synergy pot-- how much buy-in do you need from the Teamsters?

                                  BILL ZOLLARS:

Sure. And Greg, we've been purposefully vague-- because-- for two reasons. One is-- and-- and probably the most important reason, we just don't know. I think I our number one job, right now, is to make sure that we keep p-- people focused, and we hang on to our customers. And that's

                                                                          PG. 20


gonna be job one-- I think for awhile. And I don't know what awhile means, but it's probably at least a year.

And then, as we go through the process of looking at these synergies, we'll obviously be opportunistic about what we go after, and the timing tha-- that we go after those particular synergies. Obviously anything that impacts the Teamster workforce is gonna be something that we're gonna have to think about and talk to the Teamsters about. So, y'know, we-- we're gonna need to make sure that-- that-- we've got the right risk/reward opportunity balance there. But we are gonna find those opportunities, and we're gonna go after 'em-- in a-- in a timely way once we identify 'em, and once we have found a way to de-risk some of those opportunities. And, Jim, I-- you probably want to comment on that as well.

                                   JIM STALEY:

Well, Bill's absolutely right. We-- anything we do that involves the Teamsters Union will be well

                                                                          PG. 21


thought out. And we won't proceed unless we've got-- acceptance of our idea, complete buy-in, complete understanding. And those are discussions that are down the road. We-- we've got a meeting tomorrow with Jim Hoffa (PH) in Washington.

Our goal there is for him to see-- how important this is to the organization-- to his organization as well as to ours. And I think we'll be successful in conveying that. What we're creating is a-- a company that has-- roughly 35,000 Teamster employees, I guess, and-- it's important that our employees understand that this is something that can provide-- can provide greater job security and a great growth opportunity if we do it right. And it's to the-- in the Teamsters, best interest to-- understand what we're trying to do and be supportive of our efforts going forward.

                                                                          PG. 22


                                    QUESTION:

(UNINTEL) it is 2005, should we-- at that point in time, should we be seeing some of these example your talking about, or is that even aggressive.

                                  BILL ZOLLARS:

Y'know, I-- I think i-- it's tough to tell right now. And the reason I say that is because-- I'm not sure, y'know, what the world is gonna look like in 2005. I would think that's a reasonable expectation-- y'know, what we're gonna be focused on doing is growing this business so fast that nobody sees any reduction in jobs. In fact we see a creation of more and more jobs as the company is more and more successful. So, y'know, hopefully anything we-- we do to reduce the number of jobs through synergy, we will be able to create additional jobs through growth.

                                    QUESTION:

Hi, guys. David Mack (PH). Could you go into specifically what you're doing, starting today, to head off any type of-- freight diversion to competitors from customers who are concerned-- and also how does this change-- y'know, when you

                                                                          PG. 23


look at your top five or top 10 customer lists-- how does that mix change now on a combined basis?

                                  BILL ZOLLARS:

Lemme start and then I'm sure Jim'll wanna-- wanna comment. Y'know, the best way to hang on to customers is to continue to do a really good job for 'em. So that's-- that's our focus, and that's why we've gone out of our way to say we're gonna invest in and grow both brands. And that we have no plans to change the separate operat-- operations of the two companies. We think that's the best way to hang on to customers is to continue to do a good job for 'em.

There is some customer overlap, but, y'know, a lot of the business-- between Yellow and Roadway has been-- us supplanting each other as the primary provider where we do have common customers. So, y'know, that's-- that's something that has happened in the past, and it-- and it's probably gonna continue to happen. The good news is that, y'know, the-- the overlap is not as

                                                                          PG. 24


great as you might expect-- in our businesses. And even where we do have customer overlap, it's usually with one of us in the lead role and the other one in the support role.

So, y'know, the-- even though at first glance it may seem like-- there's an opportunity here for-- for customer churn, I think we're gonna do everything we can to continue to serve customers as best we can and not give 'em any reason to-- to think about going anywhere else. And Jim, you might wanna add to that.

                                   JIM STALEY:

The-- the customers do business with us right now for a reason. It's a combination of service and price and ultimately it's the value equation. There's nothing in this deal-- unless they don't like the logo-- nothing in this-- this deal that-- changes why they do business with us. And our sales representatives will be in front of our customers explaining that-- that nothing changes. The sales support is the same. The customer

                                                                          PG. 25


service activity is the same. Level of service, transit service is the same. So the customers should have-- no concern about this. I think the customer-- could be enthused about the financial stability that we bring to a-- an industry, through this combination, that has been suspect in the past.

                                    QUESTION:

Thanks. Ed Wolf, Bear Stearns. Why should revenue growth pick up? I mean, LTL has been losing market share to other modes for a long time-- other than Con Freight contributing to revenue we haven't seen it. So why does one plus two equal more than three?

                           BILL ZOLLARS:

Yeah that-- that's a really good question. I think there're a couple answers to that. I think i-- in the short term-- it's a matter of economic recovery and growth in our premium services. At Yellow, y'know, we continue to see growth in premium services in the 50 percent kinda range. And-- and the numbers are getting reasonably big.

                                                                          PG. 26


Exact Express is now $150 million dollar business, and-- and so, y'know, it's becoming material. So, y'know, the international business is growing very quickly, the non-asset base business is growing very quickly, the premium services are growing quickly. And then when you thrown on the inevitable recovery in the economy, we're gonna see growth in our business. And I'm sure the situation is-- is very similar in Roadway.

                                    QUESTION:

I saw a headline come across-- and sometimes you lose track of what's fiction and what's real-- but it said something to the effect of-- "two percent of employee headcount going away." is that a real number? And where did that come from? And--

                                  BILL ZOLLARS:

Yeah, I-- I made-- I-- I probably plead guilty on that one. W-- people were trying to get a sense for, y'know, what sort of workforce reduction, and-- and what I said was, "This whole thing is

                                                                          PG. 27

not about-- combination and consolidation in the normal sense of that word. We're not slamming two companies together and trying to rip out a lot of cost as a way to make this make sense. What we are gonna do is look for, as I've already said, processes that we can combine and leverage and, y'know, purchasing power that we can combine and leverage. And the upshot of all of that should be no more than a one to two percent reduction in work force at today's volume." But I also would make the point that we are gonna try and grow the company so that we're not reducing jobs but adding jobs. But that's where that "one to two percent" came from.

                                    QUESTION:

A-- and what kinds of jobs can y-- repeat that again, the "one two percent--"

                                  BILL ZOLLARS:

Yeah, I-- y'know, there are-- there are processes that both Roadway and Yellow have just to-- to be in business, and they involve things like payroll and managing insurance and workman's comp. And

                                                                          PG. 28



y'know, we have-- both have purchasing organizations. And those are things that-- that don't touch the customer, but, y'know, they generate costs to support the business. And in many ways it-- it doesn't cost much more to support a six Billion dollar corporation than it does a three Billion dollar corporation, when you're talking about functions like that. So those are the kinds of things we're talking about.

                                    QUESTION:

'Kay. And then one last one and then I'll hand it over. But-- you mentioned in your opening remarks about the ability to leverage Yellow's technology over the bigger company. Is it your perspective-- that Yellow's technology is-- well in advance of Roadway's? That you've spent more money? That there's some advantage that you can bring to Roadway?

                                  BILL ZOLLARS:

No, if I said that, ed, I didn't mean it. What I mean was (COUGHING) we're gonna leverage the

                                                                          PG. 29



combined technologies and-- and, y'know, there's some really technology at Roadway. We have some really good technology, and the idea there is to leverage the best of both. John.

                                    QUESTION:

Thanks-- thanks, Bill. Certainly the regulatory aspect is key to getting this deal done. Can you just elaborate a little bit on-- on what key points will you try to persuade-- or use to persuade the regulators when they look at this transaction. That this should be looked at a piece of a six hundred Billion dollar industry, and not much a smaller national LTL industry. And as an offshoot of that, if they come back to you, and argue that you have to divest certain assets in order to fit into some-- some scale that-- that they'll allow the deal to go through, is that almost a blessing in disguise as part of the synergy-- synergy-- y'know, achievements?

                                  BILL ZOLLARS:

All would depend on which assets they asked us to divest, I guess. But-- but lemme start at the

                                                                          PG. 30



beginning of your question, john. Y'know, our business now is a lot more than just LTL, and-- and that's where we start the discussion. Y'know, we're in the expedited business, we're in the international business, we're in the non-asset business, the truckload business. And-- and in fact, our competitors are very different depending upon that-- those different segments. So we really are participating in the whole $600 Billion dollar transportation industry.

Even if you were to just take a look at LTL, it's still a $30 Billion dollar industry, and we're gonna be $6 Billion of that. But the other thing that-- that, y'know, we can point to whoever's interested is that, y'know, this industry has been declining every year, as Ed pointed out, for ten years, or more. Maybe 15. So it-- it's hardly a situation where-- you can say that we are in a position to dominate a very vibrant industry. To the contrary-- we're trying to-- to really ensure our future by building some scale

                                                                          PG. 31


to be able to continue to compete in the segment of the market that is-- is going down and developing-- faster growth in the parts of the market that are-- that are growing. And that'll be our discussion.

                                    QUESTION:

Okay. In-- in taking a look-- integration risk is certainly, anytime you look in transportation-- I can count on one hand the number of successful transportation integrations. When you look at the potential integration risk, what are the two or three things that keep you up at night? And is there anything from an operational standpoint that hinders you from beginning to do business o-- y'know, from an back-office business or a line-haul basis? A-- anything as simple as their trucks won't fit in your terminal doors. I-- I'm just talking about even the basics that-- that you worry about.

                                   MALE VOICE:

Yeah, I think, y'know, you-- you put your finger on it, John, I think. And one of the things

                                                                          PG. 32



that's driven our strategy is the fact that we think that-- that-- the demise of-- of most of the mergers-- really have been a result of having to get synergies faster than is prudent. And as a result leaving a lot of carnage-- along the way. And that's really from the beginning been one of the things that-- that we've tried to avoid by saying, "Look, our focus is gonna be on no customer disruption, no employee disruption, and the investment and nurturing of both brands."

Having said that, if we do that, can we still make this make sense. And we've convinced ourselves, that not only does it make sense, it makes a lot of sense and-- and the potential is-- is huge. The things I worry about. I worry about our employees getting distracted in the short term. That's one of the reasons why Jim and I have-- have spent a lot of time over the past few days putting together a really solid communication plan with our employees, to make sure they understand the (NOISE) strategy, to

                                                                          PG. 33



make sure they don't read into this some sort of a massive integration, which we have no plans to do. And to make sure our customers feel good about this. Communication with them is vital, communications with the employees are-- are vital, and frankly communications with the-- with the investors are really important. So that's where we spent most of our time, talking about-- making sure we reduce the risk to the lowest possible level and making sure that we can communicate the good stuff about this to the employees, the customers, and the investors. Jim, why don't you--

                                   JIM STALEY:

I-- I certainly agree that-- our employees-- being distracted is an issue. I expect they were very distracted today. Don't know that we accomplished a whole lot in our terminal facilities today. And-- and we have to make sure that our employees see the value in what we're doing. That-- that is a big issue.

                                                                          PG. 34


No question this event-- was unsettling to the Roadway people because it's an event that they never expected to happen, but I expect equally unsettling at Yellow Corporation. So Bill and I have worked hard to make sure that we have the right message to our people-- that they-- will see as we go forward that it's something that they can have confidence in. That the plan we have-- that we put together will work.

The-- the discussion that we have about synergies-- is something that's very important in terms of how we implement that-- how we put together synergy teams and-- and the support that we give those teams and-- really do let best practices surface. And then make hard decisions about where work ends up and who will do it. And-- and at what pace we will do that. So I think Bill and I are equally mindful of the-- the challenges that we face.

                                                                          PG. 35


And it's-- y'know, the financial deal is done, so to speak. Now it's the implementation and execution and it-- deals-- with our employees. And we have 50,000 employees that now wonder what the-- what their future as a part of the Yellow Roadway Corporation. We're gonna work very hard to make sure they have a optimistic view. Bill and I certainly have an optimistic view, and we're gonna let them understand why.
                                    QUESTION:

Hi, Ken Hext (PH) here from Merrill Lynch. Just-- obviously you've talked to analysts a lot today. Ha-- have you had a chance to talk to any of your largest customers to see-- if there's any immediate takeaway from-- from them? What percentage are your-- your top five to 10 customers of the business? And then-- I just have a following question?

                                  BILL ZOLLARS:

Okay. I personally, Ken, haven't talked to any customers today, but I know that a l-- many members of-- of the Yellow team have talked to customers. And I'm sure the same is true-- at

                                                                          PG. 36



Roadway. In terms of the customer concentration. Y'know, our biggest single customer is about five percent of our total revenue. So it's a very-- the concentration-- we don't have a very great concentration in our customer base. It's a very diverse customer base. And, Jim, you wanna--

                                   JIM STALEY:

I have not talked to any customers today, but-- we have made our field organization well aware of the fact that we will want to respond to any customer if it needs a senior official of either company to talk to them and assure them that we're doing the right thing. So we'll be very busy with that when we leave here, I'm sure.

                                    QUESTION:

Great. And Bill, you -- you've mentioned in the past that you're starting to see-- I think you said on the call six to eight weeks-- of a rebound in manufacturing on-- on the earnings portion of the call, Roadway commented that-- that both retail and manufacturing are not seeing much of the growth. Are there certain areas of

                                                                          PG. 37



manufacturing that you're seeing the growth in, or is it just that you've taken business from Roadway and therefore you're not seeing the growth?

                                  BILL ZOLLARS:

No, I don't think it's a market share shift. I think it's-- it-- it's a difference in customer mix. (NOISE) And I wish I could be more definitive. I don't think it's any specific industry, and it's not any specific part of the country-- but we have seen volume pickup in-- in our customer base that's associated with manufacturing.

And-- and I may have mentioned to some of you that, y'know, kind of an anecdotal piece of information for me is I'm on the national association manufacturers board. A year ago, everybody was forecasting things to get worse. About a month ago when I was there-- actually more like three weeks ago-- we went around the table at the executive committee-- and about 30

                                                                          PG. 38



manufacturers represented there, everything from small manufacturers to Dupont and Kodak and-- Goodyear, people like that. And as we went around the table I just asked as a sanity test, "How's your business?" And-- the increase in volume-- and I'm not talking about revenue now; I'm talking about volume-- ranged from three percent to 20 percent a-- against those 30 companies that are kind of representative of-- of every part of manufacturing.

So, y'know, to me that was a sanity test that said, "Okay, maybe what we are seeing is real." And-- and they confirmed that, yeah, they have seen the turn around in the last two months.

                                    QUESTION:

And then, last question is-- is on-- pricing, just cause I know there was a lot of talk on this on the call. I'm just trying to clarify that there's still gonna be competitive actions going on between Roadway and Yellow to get in the customer's door. How do you view that now as a

                                                                          PG. 39



combined company that-- to watch over your margins, is there anything you can think-- okay, not immediately, because you don't wanna mess with the customer interaction currently. But-- what kind of-- i-- is there kind of a-- a baseline price that you say, "Okay, neither company can go below?" Or how do you manage that process so you don't keep destroying the margins within the business?

                                  BILL ZOLLARS:

Well, I think, y'know, as Jim has said, this is all about value. And pricing is certainly a piece of the value that we're delivering to customers. I-- I-- y'know, we've got-- competition in the marketplace today. We will have competition in the marketplace-- after this deal closes, and-- and it's just a simple as that. From a customer standpoint, nothing's gonna change.

                                    QUESTION:

Just a quick question. You guys-- said that you anticipate a six month till closing. Did you

                                                                          PG. 40



guys a-- approach the regulators before the transaction was announced.

                                  BILL ZOLLARS:

No.

                                    QUESTION:

No.  Is there a divestiture allowance in the merger agreement.

                                  BILL ZOLLARS:

I don't think we have any divestiture allowance. I have to ask somebody who knows more about the details. I'm seeing a lot of blank stares. My guess is no.

                                    QUESTION:

No.

                                  BILL ZOLLARS:

We don't have any divestiture allowance.

                                    QUESTION:

Okay. What are the markets that you guys have the highest overlaps in that you see--

                                  BILL ZOLLARS:

Y'know, I--

                                                                          PG. 41



                                    QUESTION:

--I'm just anticipating the six months you clearly anticipate a second request.

                                  BILL ZOLLARS:

Yeah, I-- we're anticipating that because we wanna be conservative in our approach. We may not get the second request. We just don't know. But we're building it into the timeline, so that if we beat that, everybody's happy. It-- it really varies in terms of overlap. I don't think we can say, "Well, it's in this part of the geography or this segment of the economy." It's just-- it varies. And as I said, in most cases it's one of us as the primary and the other as the back up.

                                    QUESTION:

The deal in the-- is subject to financing? Can you go into a little-- is there a bridge loan in place? Are you gonna do a public debt offering--

                                  BILL ZOLLARS:

We have-- we have a-- we have committed financing, and-- the only-- really-- thing left

                                                                          PG. 42



to do is decide what the balance is gonna be in that committed financing between, y'know, bank debt and bonds. And-- and we're working through all that. And who's gonna be the-- y'know, the-- who's gonna participate. We do have committed financing.

                                    QUESTION:

And do the Teamsters have to give their blessing to the transaction--

                                  BILL ZOLLARS:

No. Questions

--in any way?

                                  BILL ZOLLARS:

No, no.

                                    QUESTION:

And with a new five year contract, is there a change of control clause--

                                 BILL ZOLLARS:

No.

                                    QUESTION:

--or anything like that in there?

                                                                          PG. 43



                                  BILL ZOLLARS:

No, but we wanna make sure that they're as positive about this as we are. And-- and we think there's a lot-- in this to make the-- the Teamsters positive. And I-- and I don't know whether you had a chance to read-- their press release today, but-- but, y'know, we're gonna be going down there to talk to them tomorrow. And they referenced that and-- and they said, y'know, they didn't really have any strong feelings until they talked to us a little bit more about how this thing was actually gonna work. But-- but we're anxious to get them as motivated about this as we are.

                                    QUESTION:

Do you intend to-- try to-- it's-- Tim Wallach (PH). Do you intend to-- have the proxy vote prior to-- getting antitrust clearance, or will you first wait for antitrust clearance (NOISE) before proceeding with the proxy.

                                  BILL ZOLLARS:

Yeah, I think we're gonna go in parallel. Try and get the shareholder vote done as-- as quickly as we can.

                                                                          PG. 44



                                    QUESTION:

Thank you.

                                    QUESTION:

I apologize if I missed this already, but as a Yellow shareholder, could you just quickly summarize for us, y'know, why we should be excited about this deal--

                                  BILL ZOLLARS:

Sure.

                                    QUESTION:

--given the valuation and the purchase price?  Then I had a follow-up question.

                                  BILL ZOLLARS:

Well, y'know, in-- in very kinda sterile terms, it's gonna be accretive, okay. So that's-- that's one piece of this puzzle. We're gonna-- more than earn our cost of capital. But beyond-- beyond that-- y'know, this is a strategic game-changing strategy for the industry. There's nothing incremental about this. (COUGHING) There

                                                                          PG. 45



is tremendous opportunity here for the combined company that did not exist when the companies were separate. And it is, as I said earlier, kind of a logical extension of our strategy to become a leading global transportation services provider. So I think there's just a lot in here for the Yellow shareholder in terms of longer term shareholder value creation.

                                    QUESTION:

Thank you. And then I-- I have not had the opportunity to read the latest proxy but I was just curious if you could tell me how much stock management owns.

                                  BILL ZOLLARS:

Yeah. Y'know, I'm-- I'm gonna be guessing at these numbers. L-- let me just tell you this first. We've eliminated stock options as a long term incentive for our senior team and have gone to performance based restricted stock because we want to generate-- ownership on the part of the management.

                                                                          PG. 46



And we don't want to end up in a situation where we've got this binge and purge kind of behavior around stock options. Now, having said that, I own-- I'm gonna be off by some number here, but probably 45,000 shares, and-- the rest of the management team-- senior management team is kinda prorated down from that. We have time for one more for me and then, y'know, if you wanna stay and beat Jim up, I'm sure he'd be willing to do that. Ed.

                                   QUESTION:

This is the same question kind of over again, which is the why question--

                                  BILL ZOLLARS:

You didn't like the answer the first time?

                                    QUESTION:

--well, y'know, is there something about the timing of where we are ar--

                                  BILL ZOLLARS:

Yeah.

                                    QUESTION:

Just maybe if you took us back, how long ago did

                                                                          PG. 47



this develop, and was there something going on in the marketplace that-- that-- that said now as opposed to a year ago or--

                                  BILL ZOLLARS:

Yeah, lemme-- lemme deal with that cause I think that's a really good question. First of all, the market is really changing. Y'know, FedEx is in our business big-time now. UPS is in our business big-time now.

The days of-- of-- competing with, y'know, smaller companies-- we're seeing really the category killers coming after our business. So, the marketplace is-- is evolving and-- and we need to evolve-- at the same time. So we need to have scale. We need to be in a position to compete in that new marketplace. So that's one piece.

Second piece is that both comparin-- companies are operating really well, and we haven't even gotten to the economic recovery yet, so, y'know,

                                                                          PG. 48



that's-- another planet that went into alignment. The third piece is we got a fine Teamster agreement. Fourth piece is the debt markets are really attractive right now. So you put all those together, and-- and we really thought that, boy, the planets are so well aligned right now, now would be the time to go and talk to Roadway about this.

And then the final piece of the puzzle was that they saw this the same way we did in terms of the potential. And that was really the final piece of the puzzle, that Jim and his team said, "Yeah, we wanna sign up for that. We're excited about that, too." And that really-- brought the whole thing together.

                                    QUESTION:

I'd like to-- like to get Jim's thought on that. But-- but just-- so-- so my guess is that the Teamsters have been in place now and ratified since, what was it, June? So is that how quickly this has--

                                                                          PG. 49



                                  BILL ZOLLARS:

No-- the deal-- our deal got done-- you were doin' it. When did w-- when did we--

                                  MALE VOICE:

It was actually ratified March the 31st.

                                    QUESTION:

Okay.

                                    QUESTION:

(UNINTEL PHRASE).

                                   (OVERTALK)

                                   MALE VOICE:

Ear-- early tentative agreement-- February the 7th. Ultimate ratification process, March 31.

                                    QUESTION:

And you were talkin' pretty soon thereafter?

                                  BILL ZOLLARS:

We-- yeah, we started talkin' a couple of months ago-- in earnest.

                                    QUESTION:

Jim, why is Roadway so excited?

                                   JIM STALEY:

Well, 48's a good starting point. (LAUGHTER) But that's a-- that's a financial consideration--

                                                                          PG. 50



                                   QUESTION:

Well, I understand why your shareholder's are excited--

                                  JIM STALEY:

Well, that-- and that's what I want to speak to. That's a financial consideration. And-- and I sit on the board and I participated in all the discussions that we had. But my concern-- definitely-- lies with the employee. After I get past the-- it's absolutely the right thing for the shareholders. Question I wanted to ask myself and other people and Bill: is this the right thing for our employees? Can we really get them to believe that this is the best thing going forward.

And once we put the financial aspect behind, which is compelling, and your satisfied that-- we really do have an opportunity to build a stronger company here, that our employees can see a brighter future. As Bill said, that's when-- me

                                                                          PG. 51



representing the Roadway management team was able to say, "I'm on board with this. I'm en-- I'm enthusiastic about it. And I will do everything I can to make it successful." And that's the commitment that I've made to Bill Zollars.

                                    QUESTION:

And the greater future is because Roadway was thinking they couldn't make it on their own going on?

                                   JIM STALEY:

Absolutely not. (NOISE) That was never a consideration, but the fact that we go from a three Billion dollar company in a fairly fragmented, very competitive marketplace and now look at the possibilities of a six Billion dollar company that has as great financial resources, great practices in place-- you start to think about the world a little differently. And-- and that's the-- what we did.

                                    QUESTION:

Is there anything from a cultural perspective that keeps you up at night in this merger, that you're gonna be focused on getting right?

                                                                          PG. 52



                                   JIM STALEY:

Well, on the one hand-- we've competed with Yellow forever and think that we know them very well. On the other hand we know that we don't know them as we well as-- as well as we're going to. But they have always been a-- an honorable and good competitor. Great respect for them. I spent a lot of time with people on the senior Yel--

                                   MALE VOICE:

Anything else? David.

                                   MALE VOICE:

What's-- what's your take on the strategy-- in competing with the non-union regionals-- in-- in the regional lanes?

                                   MALE VOICE:

My take on Yellow's strategy that they have been discussing, or Roadway's previous strategy that's somewhat on hold now? Which-- which would you like for me to speak to? (LAUGHTER)

                                                                          PG. 53



                                   MALE VOICE:

(UNINTEL) and then were you of help?

                                   MALE VOICE:

Well, I-- I think that-- Yellow has some-- very good ideas on how to employ some of the language in the new labor contract. They spent a lot of time-- working on that. There's been some-- publication-- s-- some information publicized about their plans to go forth the change of operations.

Now I'm unsure the schedule of that. Recognize that was their strategy going forward. Ours was to build on the-- the new pan model-- probably through acquisition, and had not this-- acquisition taken place that's where we would be. Do I think that-- Yellow can be successful-- the Yellow Roadway Corporation be successful with their-- strategy? Sure. That's why we negotiated that language in the labor contract. I think that they can work hard at that and-- be successful with it. Anything else? Yes.

                                                                          PG. 54



                                   MALE VOICE:

I-- I know it's not immediate to-- put them together, but at one point I'm assuming it would. Maybe-- I came a few minutes late. When would they come together?

                                   MALE VOICE:

Well that's-- that's certainly not-- a conclusion that you should draw. We have extensive networks. We both have 350 terminals a piece, and-- and-- network capacity about 98 percent right now. So-- it's not our view that we put these two companies together and come up with a four Billion dollar company instead of a six Billion dollar company.

We'll look for opportunities not to combine operations, but to serve the markets and serve different mark-- different customers than the individual companies serve right now. But-- at this point we have no plans to put these companies together. We think they are both great brands in the transportation marketplace-- valued by the respective customer bases that they have.

                                                                          PG. 55



And we want the customers to see-- an even higher level of service, even more employment of technology. And we think that-- through these synergy teams we have they will enjoy that. Okay, thank you very much. Appreciate you coming.

                                 (MUSIC PLAYING)

                                 END